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EXHIBIT 99


CENTEX CORPORATION / 3333 LEE PARKWAY, P.O. BOX 19000, DALLAS, TEXAS 75219, TELEPHONE (214) 559-6500

{CENTEX LOGO}  NEWS
               RELEASE


                                                           FOR IMMEDIATE RELEASE


            CENTEX CORPORATION ANNOUNCES AN INITIAL PUBLIC OFFERING OF THE COMMON STOCK OF CENTEX CONSTRUCTION PRODUCTS, INC.

                  (Dallas, TX February 4, 1994): Centex Corporation announced today that its construction products subsidiary, Centex Construction Products, Inc. (CCP), has filed a registration statement for the intended sale of 10.2 million shares, or 51%, of CCP's common stock in an initial public offering. The estimated public offering price is between $15 and $17 per share. CCP is comprised of Centex's cement, readymix concrete, aggregate and gypsum wallboard operations including CCP's 50% joint venture interests in its Texas and Illinois cement plants.

                  Centex said the initial public offering by CCP is a key part of the parent company's strategy to position its construction products business for future growth and that CCP, as a separate publicly held company, should significantly enhance the potential value of Centex's remaining investment in CCP. Following completion of the offering, CCP will have a strong balance sheet with a conservative debt-to-capitalization ratio of approximately 25%.

                  Centex will retain a 49% ownership in CCP after the completion of the offering. In connection with CCP's initial public offering, Centex Corporation expects to receive a dividend and other payments from CCP of up to approximately $190 million, which will be used to reduce Centex's outstanding indebtedness. CCP will use proceeds from the offering, together with borrowings under a credit facility, to repay debt it will incur to fund the dividend to be paid to Centex.

                                   M  0  R  E
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CENTEX ADD 1

                   The current CCP management team, led by O.G. (Greg) Dagnan, President and Chief Executive Officer, will continue to run the Company once it becomes publicly held. Laurence E. Hirsch, Chairman and Chief Executive Officer of Centex Corporation, will be Chairman of CCP.

                   The offering in the United States and Canada and the international offering are being managed by Donaldson, Lufkin & Jenrette Securities Corporation, Dillon Read & Co. Inc. and Lehman Brothers.

                   A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Preliminary prospectuses are not yet available for distribution.


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For additional information, contact at (214) 559-6500:
Laurence E. Hirsch
Chairman and Chief Executive Officer

OR

Sheila E. Gallagher
Vice President--Corporate Communications